

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2023

George Archos
Chief Executive Officer
Verano Holdings Corp.
415 North Dearborn Street, 4th Floor
Chicago, Illinois 60654

> **Re: Verano Holdings Corp.**
> **Registration Statement on Form S-3**
> **Filed July 7, 2023**
> **File No. 333-273161**

Dear George Archos:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jane Park at 202-551-7439 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and
        Services

cc: Tom Hughes, Esq.